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                             November 3, 2023

       David Klein
       Chief Executive Officer
       Canopy Growth Corporation
       1 Hershey Drive
       Smiths Falls, Ontario, K7A 0A8

                                                        Re: Canopy Growth
Corporation
                                                            Amendment No. 4 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed August 11,
2023
                                                            File No. 001-38496

       Dear David Klein:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

       Amendment Proposal, page 13

   1.                                                   We note your disclosure
on page 18 that Canopy and Canopy USA restructured Canopy   s
                                                        interests in Canopy USA
to ensure that Canopy would be able to deconsolidate the
                                                        financial results of
Canopy USA from Canopy   s financial statements in accordance with
                                                        US GAAP. Based on the
facts and circumstances, the staff would object to
                                                        deconsolidation of
Canopy USA once the conditional THC interests are acquired. Please revise your discussion
of the accounting for the    Structural Amendments    accordingly.
       Structure of Canopy USA, page 23

   2. We note your response to prior comment 16. Please identify this third-party investor in your disclosure
document as well as the natural person(s) that control this investor.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Klein
Canopy Growth Corporation
November 3, 2023
Page 2

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Klein
                                                          Division of
Corporation Finance
Comapany NameCanopy Growth Corporation
                                                          Office of Life
Sciences
November 3, 2023 Page 2
cc:       Yariv Katz
FirstName LastName